5:00 a.m. ET, Wednesday, May 17, 2006 5:00 p.m. Beijing / Hong Kong Time, Wednesday, May 17, 2006

Linktone Reports Record Revenues for First Quarter 2006

SHANGHAI, China, May 17, 2006 — Linktone Ltd. (NASDAQ: LTON), a leading provider of wireless interactive entertainment services in China, today announced its unaudited financial results for the three months ended March 31, 2006.

Highlights for the First Quarter

•	Gross revenues of $23.0 million, up 12% from $20.6 million in the fourth quarter of 2005 and an increase of 52% from $15.1 million in the first quarter of 2005. This represents the fourth consecutive quarter of revenue growth for the Company.

•	GAAP net income of $2.3 million, up 59% from $1.5 million in the fourth quarter of 2005 and down 27% from $3.2 million in the first quarter of 2005.

•	GAAP net income per fully diluted American Depositary Share (ADS) of $0.09, compared with $0.05 for the fourth quarter of 2005 and $0.12 for the first quarter of 2005.

•	Non-GAAP net income of $3.5 million, up 90% from $1.9 million in the fourth quarter of 2005 and down 5% from $3.7 million in the first quarter of 2005.

•	Non-GAAP net income per fully diluted ADS of $0.13, compared with $0.07 in the fourth quarter of 2005 and $0.14 in the first quarter of 2005.

Chief Executive Officer Michael Li stated, “We are pleased with our performance in the first quarter of 2006. Our record revenues, improving margins and above-expectation results across the board demonstrate strong execution by the Linktone team. With an energetic management, a strong product pipeline and a clear strategic vision focused on continuing to enlarge our wireless market share, we are optimistic on our outlook for 2006, and we are confident in our ability to execute on our growth initiatives.”

First Quarter Revenue Mix

Linktone’s first quarter revenue mix continued to show steady diversification across a wide variety of wireless product areas including SMS, 2.5G and audio-related services, resulting in the higher than expected revenue level compared to the previous quarter.

The Company’s first quarter sales of short messaging services (SMS) increased to $14.9 million, from $12.9 million in the prior quarter. This represented 65% of total gross revenues, compared to 63% for the prior quarter. The increase was primarily due to active product promotions during the spring festival in China and focused media promotional efforts.

The Company’s first quarter sales of 2.5G services, comprising of multimedia messaging services (MMS), wireless application protocol services (WAP) and Java games, increased to $2.4 million from $2.0 million in the prior quarter. This represented 11% of total gross revenues, compared with 10% for the fourth quarter of 2005. In this business segment, Java experienced strong sequential revenue growth due to an enhanced product portfolio, which included popular mobile games such as Counter Strike, and the consolidation of two months of financial results of Ojava, a leading mobile game developer and publisher in China in which the Company made a strategic investment in the first quarter.

The Company’s first quarter sales of audio-related services, comprising of interactive voice response (IVR) services and color ring-back tones (RBT) services, increased to $5.1 million from $4.9 million in the prior quarter. This represented 22% of total gross revenues, compared with 24% for the fourth quarter of 2005. The revenue growth was primarily due to the strong demand for Linktone’s IVR services resulting from marketing programs and enhanced content offerings.

Mr. Li added, “I believe we are back on track, and we remain focused on driving our core WVAS business to generate long-term returns to our loyal shareholder base. Our revenues are up 52% in the past year and up 145% since our IPO in the first quarter of 2004. We are among the fastest growing companies in the China wireless and internet industry in terms of revenue growth. Our market positioning continues to strengthen with expanded revenue from each of our major product categories, and I am particularly pleased that our margins have begun to trend favorably versus comparable companies in our space. I believe there is significant room to further build our business in the near, medium and long-term.”

Margins, Expenses and Balance Sheet

Linktone’s gross margin for the first quarter of 2006 was 61% of net revenues, or gross revenues minus business tax, compared with 58% for the fourth quarter of 2005 and 66% for the first quarter of 2005. The sequential increase was due primarily to higher revenues as a result of improved marketing strategy and efficiency.

Operating margin was 10% of net revenues, compared with 7% for the fourth quarter of 2005 and 21% in the first quarter of 2005. The increase was due primarily to higher revenues.

First quarter operating expenses totaled $11.3 million, compared with $10.0 million for the fourth quarter of 2005 and $6.6 million for the first quarter of 2005. The sequential increase reflected higher marketing spending and charges related to the Company’s previously announced cost and strategic restructuring plan which was initiated and largely completed in the first quarter of 2006.

Selling and marketing expenses were $5.2 million for the first quarter of 2006, compared with $4.9 million for the fourth quarter of 2005 and $2.6 million for the first quarter of 2005. The Company attributes the increase to the promotion of new products across an increased number of channels as well as increased expenditures on media advertising.

Product development expenses for the first quarter of 2006 were $2.2 million, compared with $2.0 million for the fourth quarter of 2005 and $1.1 million for the first quarter of 2005. The increase was due to a provision charge for discontinued operations and departments in connection with Linktone’s restructuring plan.

Other general and administrative expenses were $3.6 million, compared with $2.8 million for the prior quarter and $2.4 million for the first quarter of 2005. The increase was primarily due to one-time staff severance costs incurred as part of Linktone’s cost restructuring plans.

Interest income from bonds and time deposits of $548,534 was included in other income in our previous quarter’s earnings release. However, in our audited financial statements for the year ended December 31, 2005, the above income was reclassified to interest income. As a result, in this release, we have reclassified the above income from other income to interest income in order to provide a more precise prior quarter comparative.

At March 31, 2006, Linktone’s balance sheet included cash and cash equivalents as well as short term investments available for sale in the aggregate of $65.4 million. During the first quarter, Linktone generated positive cash flow from operations of $0.8 million. At March 31, 2006, days sales outstanding (DSOs), the average length of time required for the Company to receive payment for services delivered, were 98 days, compared with 105 days at December 31, 2005. Some provinces made payments more quickly in the first quarter compared to the prior quarter.

Chief Financial Officer Colin Sung commented, “Having successfully completed our internal restructuring, we are now operating as a much leaner and more efficient organization. In the first quarter, we have seen healthy sequential revenue growth from SMS combined with a growing demand for our 2.5G services. We expect to see greater margin expansion in the second quarter of 2006 as our completed cost restructuring efforts make more of an impact. With Michael Li as our new CEO, I am confident that we will be able to successfully execute on our growth initiatives, and I believe Linktone’s momentum will continue to pick up going forward.”

Recent Business Highlights

Interactive Television Initiatives — Linktone’s development and promotion of a successful interactive TV cooperation last year has led to a strong new pipeline of initiatives surrounding the television-wireless business model pioneered in China by the Company. The past success has significantly enhanced Linktone’s branding and ability to market new services and to reach new customers. In the first quarter of 2006, two new initiatives demonstrate Linktone’s continued leadership in this space.

•	“Super Ring Tone Contest” TV Program Cooperation. Linktone has entered into a contract to provide wireless value-added services in connection with the “Super Ring Tone Contest,” an interactive television program hosted by China Mobile and Zhejiang Satellite TV. “Super Ring Tone Contest” is a nationwide contest and the largest of its kind which will be held in the first half of 2006, with the finale scheduled for June 2006. Linktone supports the television program with SMS and MMS services.

•	“Beautiful Shandong” TV Program Cooperation. Linktone has signed an exclusive partnership with Shandong Satellite TV to provide wireless value-added services for its interactive television program “Beautiful Shandong.” The program is a beauty contest through which local residents will elect image spokespersons to represent 17 cities in Shandong Province. “Beautiful Shandong” is part of the 2006 Shandong International Culture Industry Fair organized by the Shandong provincial government.

New Strategic Partnerships — Linktone continues to develop ground-breaking partnerships to deliver new services to Chinese mobile phone users, such as the following:

•	Kodak Mobile Gallery China. Linktone and Kodak China recently signed a strategic partnership agreement for Linktone to operate a mobile imaging service tailored to Chinese consumers. This service will enable users to upload photos taken with their camera phones onto a WAP-based mobile virtual photo album. In addition, Kodak photo prints can be ordered from the virtual albums at Kodak-branded retail outlets in China.

Stock Repurchase Program

Linktone shareholders previously authorized the repurchase of up to $15 million worth of ADSs of the Company at the Annual General Meeting held on September 7, 2005.

As of March 31, 2006, the Company had effected transactions in the open market purchasing 1,166,900 ADSs for an aggregate purchase amount of approximately $9.9 million, representing 66% of the total share repurchase amount.

Linktone expects to complete the full repurchase of the $15 million worth of ADSs no later than the third quarter of 2006, subject to any legal or regulatory restrictions and the provisions of the Company’s Rule 10b5-1 plan pursuant to which the repurchases are effected.

Business Outlook

For the second quarter ending June 30, 2006, Linktone expects gross revenue to be approximately $23.5 million, representing a growth of approximately 35% versus the same period last year. Linktone expects GAAP net income to rise to $0.12 per ADS, and non-GAAP net income of $0.13 per ADS.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per fully-diluted ADS included in this press release is set forth after the attached financial statements. All diluted per-share computations for the first quarter 2006 were based on 27.3 million weighted average ADSs outstanding on a fully-diluted basis. Linktone believes that the supplemental presentation of adjusted net income and net income per fully diluted ADS calculations, excluding the effects of one-time restructuring charges and non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of stock-based compensation expenses or other infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month ended March 31, 2005 and 2006 and December 31, 2005 located after the financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss first quarter 2006 financial results and second quarter 2006 business outlook at 8:00 a.m. Eastern Time on May 17, 2006 (5:00 a.m. Pacific Time on May 17, 2006 and 8:00 p.m. Beijing/Hong Kong Time on May 17, 2006). The dial-in number for the call is 800-218-9073 for U.S. callers and 303-262-2141 for international callers. Michael Li, Chief Executive Officer, and Colin Sung, Chief Financial Officer, will be on the call to discuss the quarterly results and highlights, and also to answer any questions.

A replay of the call will be available until May 31, 2006. To access a replay of the call, U.S. callers should dial 800-405-2236 and enter passcode 11058295; international callers should dial 303-590-3000 and enter the same passcode.

Additionally, a live and archived web cast of this call will be available for 30 days on the Linktone web site at http://english.linktone.com/aboutus/index.html.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s own marketing channels and through the networks of the mobile operators in China Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to effectively control its operating expenses in future periods which may adversely affect Linktone’s results of operations; Linktone’s ability to effectively integrate and streamline the operations of Ojava and other acquisitions with Linktone’s existing operations; the risk that increased investment in product development and partnerships will not result in higher quality, greater uniqueness, increased loyalty or greater diversification of Linktone’s products and services; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that sales of 2.5G and audio-related services will not grow for whatever reason; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Johnny Shen Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
¡¡
	March 31,		December 31,
¡¡	2006		2005
¡¡	(unaudited)		(audited)
—
Assets		¡¡		¡¡

Current assets:		¡¡		¡¡

Cash and cash equivalents		40,787,528		36,252,678

Short-term investments		24,639,399		41,580,530

Accounts receivable, net		20,168,396		15,945,662

Tax refund receivable		2,245,430		2,131,128

Deposits and other receivables		4,158,757		5,136,949

Deferred tax assets		454,606		811,014

Total current assets		92,454,116		101,857,961

¡¡		¡¡		¡¡
—
Property and equipment, net		3,436,700		3,565,446

Intangible assets		3,171,998		2,234,185

Goodwill		12,331,603		10,171,219

Deferred tax assets		955,678		1,051,469

¡¡		¡¡		¡¡
—
Total assets		112,350,095		118,880,280

¡¡		¡¡		¡¡
—
Liabilities and shareholders’ equity		¡¡		¡¡

Current liabilities:		¡¡		¡¡

Tax payable		5,173,338		5,898,782

Accrued liabilities and other payables		9,244,877		11,886,705

Deferred income		93,725		93,327

Deferred tax liabilities		595,263		881,279

Total current liabilities		15,107,203		18,760,093

¡¡		¡¡		¡¡
—
Other long term liabilities		70,052		30,276

¡¡		¡¡		¡¡
—
Total liabilities		15,177,255		18,790,369

¡¡		¡¡		¡¡
—
Minority interest		336,533		-

¡¡		¡¡		¡¡
—
Shareholders’ equity		¡¡		¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 257,317,900 and 257,241,700 shares issued and outstanding as of December 31, 2005 and March 31,
2006)		25,724		25,732

Additional paid-in capital		76,901,262		78,674,885

Statutory reserves		2,007,776		2,007,776

Accumulated other comprehensive income		944,882		726,837

Retained earnings		16,956,663		18,654,681

Total shareholders’ equity		96,836,307		100,089,911

¡¡		¡¡		¡¡
—
Total liabilities and shareholders’ equity		112,350,095		118,880,280

	¡¡
	LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME UNDER U.S. GAAP
	(In U.S. dollars, except share data)
¡¡	¡¡

¡¡		Three months ended
—
¡¡	March 31,	December 31,		March 31,

	2006	2005		2005
	(unaudited)	(unaudited)		(unaudited)

Gross revenues	22,958,469		20,582,875	15,069,987

Business tax	(1,068,558)		(901,259)	(640,695)

Net revenues	21,889,911		19,681,616	14,429,292

Cost of services	(8,435,823)		(8,357,824)	(4,872,026)

Gross profit	13,454,088		11,323,792	9,557,266

Operating expenses:	¡¡		¡¡	¡¡

Product development	(2,188,623)		(1,951,980)	(1,054,428)

Selling and marketing	(5,186,888)		(4,856,652)	(2,565,068)

Stock-based compensation	(311,129)		(389,187)	(534,049)

Other general and administrative	(3,617,996)		(2,822,552)	(2,439,854)

Total operating expenses	(11,304,636)		(10,020,371)	(6,593,399)

Income from operations	2,149,452		1,303,421	2,963,867

Interest income	512,665		607,111	578,811

Other income	250,899		70,577	81,607

Income before income tax and minority interest	2,913,016		1,981,109	3,624,285

Income tax expense	(560,374)		(513,425)	(420,005)

Minority interest	(14,546)		—	—

Net income	2,338,096		1,467,684	3,204,280

Other comprehensive income/(loss):	218,045		(89,614)	(160,413)

Comprehensive income	2,556,141		1,378,070	3,043,867

¡¡	¡¡		¡¡	¡¡
—
Earning per ordinary share:	¡¡		¡¡	¡¡

Basic	0.01		0.01	0.01

Diluted	0.01		0.01	0.01

¡¡	¡¡		¡¡	¡¡
—
Earning per ordinary ADS:	¡¡		¡¡	¡¡

Basic	0.09		0.06	0.13

Diluted	0.09		0.05	0.12

¡¡	¡¡		¡¡	¡¡
—
Weighted average ordinary shares:	¡¡		¡¡	¡¡

Basic	258,013,901		258,584,920	254,321,330

Diluted	272,777,951		278,770,679	270,400,719

¡¡	¡¡		¡¡	¡¡
—
Weighted average ADSs:	¡¡		¡¡	¡¡

Basic	25,801,390		25,858,492	25,432,133

Diluted	27,277,795		27,877,068	27,040,072

	LINKTONE LTD.
	NON-GAAPRECONCILIATION
	(In U.S. dollars, except share data)
¡¡

¡¡		Three months ended
—
¡¡	March 31, 2006	December 31, 2005		March 31, 2005

	(unaudited)	(unaudited)		(unaudited)

¡¡	¡¡		¡¡	¡¡
—
Net income	2,338,096		1,467,684	3,204,280

Restructuring charges	885,808		¡¡	¡¡

Stock based compensation expense	311,129		389,187	534,049

Adjusted net income	3,535,033		1,856,871	3,738,329

¡¡	¡¡		¡¡	¡¡
—
Non-GAAP diluted earnings per share	0.01		0.01	0.01

Non-GAAP diluted earnings per ADS	0.13		0.07	0.14

Number of shares used in diluted per-share calculation	272,777,951		278,770,679	270,400,719

Number of ADSs used in diluted per-share calculation	27,277,795		27,877,068	27,040,072